UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 7, 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Interim Results   7 August 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 7, 2008

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: August 7, 2008

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Barclays Bank PLC – 2008 Interim Results

Barclays Bank PLC
Interim Results Announcement

30th June 2008

Barclays Bank PLC – 2008 Interim Results

BARCLAYS BANK PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 1026167

This interim report does not contain detailed disclosures reflecting the impact of recent market turmoil as recommended by the Financial Stability Forum in its report on ‘Enhancing Market and Institutional Resilience’ published in April 2008 and the Committee of European Banking Supervisors in its report on ‘Banks’ Transparency on Activities and Products affected by the Recent Market Turmoil’ published in June 2008. This report contains disclosure on credit market exposures held by Barclays Capital on page 9 and more extensive disclosures are contained in the Barclays PLC Interim Results Announcement for the half year ended 30th June 2008. The data presented in the Barclays PLC Interim Results Announcement relating to credit market exposures is identical to that reportable for the Barclays Bank PLC Group.
Unless otherwise stated, the income statement analyses compare the six months to 30th June 2008 to the corresponding six months of 2007 (as restated on 22nd July 2008). Balance sheet comparisons, unless otherwise stated, relate to the corresponding position at 31st December 2007.

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets and of further writedowns and credit exposures, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities including classification of financial instruments for regulatory capital purposes, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition — a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Additional risks and factors are identified in this document in “principal risks and uncertainties” and in our filings with the US Securities and Exchange Commission (the ‘SEC’) including in our annual report on form 20-F for the fiscal year ended 31st December 2007 which is available on the SEC website at http://www.sec.gov.
Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Barclays Bank PLC – 2008 Interim Results

Performance Highlights

“In the difficult environment of the first half of 2008, Barclays remained solidly profitable, albeit at levels below the record performance achieved last year.
We were helped by the earnings diversification that we have created across the Group and by our improved ability to flex both costs and balance sheet. This enabled us to absorb the cost of the credit market dislocation while seeking opportunities in areas of long term growth.”

John Varley, Group Chief Executive

—	Income in line with record prior year despite challenging conditions

—	Costs decreased 3%, leading to a one percentage point improvement in the cost:income ratio

—

Group profit before tax of £2.78bn, reflecting lower profits from Investment Banking and Investment Management as a consequence of the credit market dislocation and an increased contribution from Global Retail and Commercial Banking:

–	Improved profitability, tight cost control and strong mortgage book growth in UK Retail Banking

–	Stable performance in Barclays Commercial Bank, consistent with cautious lending approach

–	Very strong profit growth at Barclaycard with good progress both internationally and in the UK

–	Accelerated investment in Barclays international retail and commercial banking network reflected in very strong income growth

–

Barclays Capital profitable after a further £1bn of net losses in the second quarter due to credit market dislocation, in addition to the £1bn already announced in the first quarter; costs and credit market exposures significantly reduced

–	Solid income growth at Barclays Global Investors and selective support for liquidity products

–	Broadly based income growth in Barclays Wealth

Group Chief Executive’s Review

The conditions in the market that we have seen over the course of the last twelve months are as difficult as we have experienced in many years. Although I take some comfort from our relative performance in managing our risks and in generating income, a decline in profit of 33% is acutely disappointing. Profit before tax of £2.78 billion for the period reflects stable income year on year; an improvement of one percentage point in our cost:income ratio; and substantial investment in our distribution channels in retail and commercial banking outside the United Kingdom in pursuit of future growth.
We have experienced significant write-downs. We have been alert to the changing risk environment, and because of that we were reducing our risk exposures in many business areas throughout 2007 and have continued to do that during the first half of 2008. That has certainly had the effect of mitigating the impact on our profits, as has the significant diversification of the business by geography and by business line over the last years. But it would be wrong in this review to suggest that the market conditions over the foreseeable future will be anything other than tough, not least because we are now seeing the impact of slowing economies around the world and that means that we must remain very vigilant to managing risk. In some areas of our business, it may take quite some time for volumes to be restored to those we have seen in the past: we see patterns of deleveraging by both companies and personal customers around the world, and this will continue to have an impact on activity levels.

The combination of turbulent markets and slowing economies requires us to be agile in managing business performance. But for all the impact of the difficult environment, the medium term drivers of growth in the global financial services industry are substantially unchanged: the privatisation of welfare provision, wealth management and wealth transfer; the growth of retail banking in the developing world; the increasing use of capital markets for financing and risk management; the pursuit of yield by investors; and the demands on capital markets to fund infrastructure development – these sources of growth endure. Our strategy is to align Barclays with those opportunities. That is why we have continued during the half to invest in the broadening of our physical footprint in Global Retail and Commercial Banking; and in origination and coverage in Investment Banking and Investment Management. And we see advantage in the fact that the competitive landscape has changed significantly over the last twelve months because the market dislocation has reduced the ability or determination of some hitherto strong market participants to compete aggressively.

Barclays strategy is to achieve superior growth through time by diversifying its profit base and increasing its presence in markets and segments that are growing rapidly. In executing our strategy, we continue to focus on our four strategic priorities which are: building the best bank in the United Kingdom; accelerating the growth of our global businesses; developing retail and commercial banking activities in selected countries outside the United Kingdom; and enhancing operational excellence.
I will consider each of these strategic priorities in turn.

In UK Retail Banking we have achieved market leading shares of new business in the core product areas of current accounts, savings and mortgages. The improvement in market positioning here is substantial – most obviously in mortgages, where our share of net new business in the first half of 2008 was 26% compared with 6% in the equivalent period of last year. Meanwhile, we have improved the cost:income ratio of the business (and maintain our target of improving the annual ratio by three percentage points from 57% in 2007 to 54% in 2010). Our financial performance in the first half benefited from these trends.
In Barclays Commercial Bank profit was affected by significant investment directed at increasing the number of product specialists and relationship managers and the supporting risk and operations infrastructure. Loan balances continued to grow during the half, but we have been careful to ensure that our assets are appropriately diversified in advance of a normalisation of loan loss rates that we have predicted for some time. For example, property and construction comprises 13% of our UK commercial loan book, a significantly lower proportion than would be seen generally across the UK market.

Group Chief Executive’s Review

In Barclaycard we have made substantial progress in sustaining our UK leadership position whilst significantly improving profitability. As well as acquiring the Goldfish business at an attractive price, we recruited about 200,000 net new UK customers during the first half of 2008 but maintained a selective approach to new business that saw us continue to reject about half of the applications that we receive. We see credit cards as one of our global businesses and we have made further substantial steps in the development of Barclaycard outside the UK. Barclaycard International contributed over a quarter of Barclaycard’s profits in the first half and over 75% of Barclaycard’s new customers during the period. We continue to expect Barclaycard US to contribute US$150m in profit before tax this year, thereby achieving the target that we set following the acquisition of the business at the end of 2004.

Investment Banking and Investment Management, which is the home of the other businesses in the Group that we think of as “global”, was confronted during the first half of the year with very testing trading conditions. Although the profits of both Barclays Capital and Barclays Global Investors suffered from the consequences of the credit market dislocation, the impact on the performance of both businesses was mitigated by the investments in asset class diversification that we have made in recent years. This helped generate record income levels in Barclays Capital in interest rate products, commodities, prime services and emerging markets and continuing brisk growth at BGI in the income from our exchange traded funds business iShares. In Barclays Capital we made progress in reducing US sub-prime and other credit market exposures. In BGI we took further steps to provide selective support of liquidity products; whilst this has had the effect of reducing profits in the first half, it has been an important source of reassurance to our clients. We have continued to see flows of new assets into BGI during the period. We see Barclays Capital and Barclays Global Investors as engines of future growth for Barclays, and have made further selective new hires in both businesses. Barclays Wealth has similar growth characteristics, and although impacted by lower market levels, we have achieved profit growth and continued during the half year to invest in the recruitment of client-facing staff.
We have made the biggest changes to the future growth opportunity in Barclays by the focus we are directing at developing our retail and commercial banking activities outside the United Kingdom. Most of this activity has been organic. We have expanded our distribution points in all areas of the business; opening 191 new branches or sales outlets in GRCB - Western Europe, 321 in GRCB - Emerging Markets and 160 in GRCB - Absa during the first six months of the year. This distribution-led growth is transforming the scale and prospects of the business. We saw particularly strong income growth during the half in two markets that we have recently entered – India and United Arab Emirates. At the same time we have acquired Expobank as a first step to increasing our presence in Russia, and we will soon launch our business in Pakistan. We expect to have opened 250 further branches and sales outlets outside the UK by the end of 2008.
The focus of our work in the area of “operational excellence” is directed at the management of risk, cost and capital. In risk management, we have sought to position our major books of business conservatively in the expectation of the cyclical downturn in countries where we have large presences – the United Kingdom, Spain and South Africa. Although our performance in these markets will be affected by economic slowdown, we hope that we will outperform as a result of actions that we have already taken. Meanwhile, we have managed our costs aggressively, achieving substantial reductions in costs in Barclays Capital and an improved cost:income ratio for the Group as a whole. In the area of capital, we intend to direct just over half of the new capital raised in July at maintaining ratios ahead of target for the foreseeable future, and half to support future growth. We have directed a lot of attention during 2008 at managing the level of risk weighted assets across the Group.
It is important to be both realistic about the outlook – which remains tough – and confident about the direction of our strategy and our ability to implement it. I draw confidence from our performance over the last twelve months. Our focus in the months ahead will be on executing our strategy.

John Varley
Group Chief Executive

Group Finance Director’s Review

Group Performance

In the first half of 2008 Barclays delivered profit before tax of £2,784m, a decline of 33% on the record performance of 2007.

Income was in line with 2007 at £11,873m. Income grew in all businesses apart from Barclays Capital, and growth was particularly strong in retail and commercial banking businesses outside the UK. Net income, after impairment charges, of £9,425m was 14% lower than 2007, and included net losses of £1,979m on credit market exposures, net of gains of £852m arising from the fair valuation of notes issued by Barclays Capital.
Impairment charges and other credit provisions of £2,448m included charges related to US sub-prime mortgages and other credit market exposures of £1,108m. Excluding these sub-prime related charges, impairment charges increased 40%. In UK Retail Banking, impairment charges increased slightly as a result of higher balances. UK mortgage impairment charges remained very low as our book is conservatively positioned. In Barclaycard UK impairment charges decreased. The UK wholesale and corporate charge was higher than the first half of 2007 but remained relatively low and within expectations in a generally steady wholesale environment. Significant growth in impairment charges in our international retail and commercial banking businesses reflected: very strong book growth and a changed asset mix in emerging markets; the impact on consumers of the macroeconomic backdrop in South Africa; and a deteriorating property market in Spain.
Operating expenses decreased 3% to £6,664m. We continued to invest in our distribution network in our international retail and commercial banking businesses. Costs were flat in UK Retail Banking and significantly lower in Barclays Capital. Gains from property disposals were £120m (2007: £147m). The Group cost:income ratio improved one percentage point to 56%.

Business Performance – Global Retail and Commercial Banking

UK Retail Banking profit before tax grew 7% to £690m. Income grew 3% to £2,176m, reflecting growth in Personal Customer Savings Accounts and Local Business and lower settlements on overdraft fees. We achieved a share of net new mortgage lending of 26%. Operating expenses were in line with 2007. Impairment charges increased 4%, and mortgage impairment remained low.

Barclays Commercial Bank profit before tax decreased 1% to £702m. Income growth of 7% reflected increased sales of treasury products. Costs increased 17% as we invested in operations infrastructure, product specialists and sales capability. Impairment charges increased 19% due to higher charges from certain Larger Business exposures.

Barclaycard profit before tax increased 30% to £388m, including £100m from Barclaycard International. Income growth of 13% reflected strong growth in Barclaycard International and the acquisition of Goldfish. Costs increased 6% reflecting continued international growth. Impairment charges increased 10% reflecting the inclusion of Goldfish and increased charges in Barclaycard International, offset by a £62m reduction in impairment in the UK businesses.

Global Retail and Commercial Banking - Western Europe profit before tax grew 10% to £115m. Income growth of 46% was driven by very strong growth in loans and advances and deposits. Costs increased 38% reflecting expansion of the retail distribution network across all geographies by 191 distribution points, and expansion in SMEs and Premier. Impairment charges increased £71m to £103m, primarily reflecting a deteriorating property market in Spain.

Global Retail and Commercial Banking - Emerging Markets profit before tax decreased 13%. Income and operating expenses almost doubled. Income growth was driven by retail expansion in India, and strong performances in the Africa businesses and UAE cards. Operating expense growth reflected the continued expansion of distribution points by 321 to a total of 871. Impairment charges increased £54m to £66m reflecting asset growth, particularly in India, and increased wholesale impairment in Africa.

Global Retail and Commercial Banking - Absa profit before tax increased 10% to £298m. Income growth of 9% included a gain of £46m relating to the Visa IPO. Distribution points increased 160 to 1,161 and operating expenses decreased 1%, leading to a six percentage point improvement in the cost:income ratio to 60%. Impairment charges rose £69m to £125m, mainly due to the impact of successive interest rate rises and high inflation rates on consumers in South Africa.

Group Finance Director’s Review

Business Performance – Investment Banking and Investment Management

Barclays Capital profit before tax was £524m in a very challenging market, down 68% relative to the record result in 2007. Net income fell 47% to £2,185m as growth in interest rate products, commodities, emerging markets, private equity and foreign exchange was more than offset by net losses of £1,979m due to credit market dislocation, net of gains of £852m from the fair valuation of notes issued by Barclays Capital. There was very strong growth in continental Europe, Asia and Africa, and modest growth in the UK. The US was adversely affected by the market conditions although there was significant growth in commodities, prime services and foreign exchange. Operating expenses were tightly controlled and reduced 32%. The compensation cost:net income ratio increased to 53%. Risk weighted assets were actively managed and declined in the period. Headcount increased 100 to 16,300 as we continued to invest selectively in key areas.

Barclays Global Investors profit before tax decreased 32% to £265m reflecting income growth of 5% to £987m; the impact of strong cost control; and charges of £196m related to selective support of liquidity products. Total assets under management were US$1,967bn, reflecting net new assets of US$25bn and negative market moves of US$147bn.

Barclays Wealth profit before tax grew 5% to £182m. Income growth of 5% to £668m reflected strong growth in customer deposits and lending partially offset by the impact of lower equity markets on fee income. Operating expenses grew 3% as cost efficiencies were reinvested in technology and operating platforms, and continued hiring of client-facing staff. Total client assets remained at £132.5bn as good asset inflows offset the impact of lower equity markets.

Business Performance - Head office functions and Other Operations

Head office functions and other operations loss before tax increased £252m to £432m. This was driven by increased fees paid to Barclays Capital for debt and equity raising, a reduction in interest earned owing to the reduction of the centrally held capital surplus, and increased costs related to an internal review of Barclays compliance with US economic sanctions.

Related Parties

Related party transactions, including salary and benefits provided to directors and key management, were not material to the financial position or performance of the Group during the period. There were no changes to the type and nature of the related party transactions disclosed in the 2007 annual report that could have a material effect on the financial position and performance of the Group in the first six months. Related party transactions are set out on page 31.

Chris Lucas

Group Finance Director

Risk Management

There have been no material changes to the risk management processes as described in the Annual Report and Accounts for the year ended 31st December 2007.

Principal risks and uncertainties

The overall risk environment remains challenging for broad areas of the financial services industry. The continued dislocation in the wholesale credit markets, with wider credit spreads and constrained market liquidity, is exacerbated by slower economic growth in many parts of the world.

Wholesale Credit Risk

As we entered 2008, the wholesale credit environment reflected concerns about weakening economic conditions in our major markets. That environment led to a more cautious approach to credit assessment, pricing and ongoing control in the financial services industry, which we expect to continue in the second half of the year. At the half-year stage, our assessment of our wholesale credit risk is broadly unchanged. Wholesale credit market conditions remain difficult, with reduced liquidity in cash and securitised products.

Overall, our wholesale credit impairment for 2008 is at a level broadly commensurate with our wholesale models’ prediction for a stress level that might occur once in twenty years. The key driver of impairment continues to be losses seen in US RMBS and related exposures, where the value of the underlying collateral has continued to deteriorate through 2008. This reflects the high levels of default seen in the US mortgage market, particularly in the sub-prime and Alt-A segments. There have also been some industry losses from exposure to a number of hedge fund counterparties where extreme market turbulence led to sudden loss of value of collateral, which ultimately proved insufficient to cover exposure in full.
Our corporate banking portfolios are generally performing in line with expectations. However, our portfolio in Spain is affected by the rapid cooling of the housing market and the impact on a range of counterparties in the residential development and construction sectors. Some signs of strain are being seen in Barclays Commercial Bank in the UK with an increased flow of cases into our Business Support turnaround and recovery team. Our Risk Tendency in this area has increased since the year-end, partly reflecting more difficult credit conditions.
In Absa, the wholesale portfolios have continued to perform well, reflecting the focus on the property, agriculture and sovereign sectors. This is in line with other banks in the region and contrasts with the declining performance of retail portfolios.

In response to the weakening environment in some of our core markets, we have reduced our risk profile in a number of areas. Examples of steps taken include reducing portfolio concentration limits in key sectors such as leveraged finance and property, as well as tightening underwriting criteria. We have taken actions across major business areas with the intention to reduce losses if the environment continues to weaken.

As we enter the second half of 2008, the principal uncertainties relating to the performance of the wholesale portfolios are:

—	Performance of the underlying collateral supporting US RMBS and related positions, which may deteriorate further

—	The impact of a deeper or more prolonged downturn on our businesses in the UK, US, Spain and South Africa

—	The potential for idiosyncratic losses in different sectors and geographies where credit positions are sensitive to economic downturn

—	The potential for losses in respect of other market related exposures to counterparties in the financial services industry

Risk Management

Retail Credit Risk

Retail credit risk conditions in a number of Barclays major markets have deteriorated since the start of 2008 as a rise in consumer prices and weaker housing markets have accompanied the effects of dislocation in the wholesale credit markets and slower economic growth.
In the UK, impairment charges in our credit card portfolio reduced. Average credit scores and vintage analysis indicate continued improvement in the quality of business written in during 2007. Overall delinquencies and charge-offs are lower than a year ago, although there is some evidence of deterioration in the second quarter. In the UK unsecured loan portfolios, overall delinquencies have been stable and charge-offs have declined slightly as a result of tighter underwriting criteria.
Home Finance delinquency and possession rates remain well below the Council of Mortgage Lenders industry average and losses remain contained by conservative loan to value (LTV) ratios. The average LTV on business written in the first half of the year was 51% and the average current valuation LTV on our stock of mortgages was 35%. For our residential Home Finance portfolio, 4% of our loans are above 85% LTV on an indexed basis. While there has been some increase in Home Finance delinquency following deterioration in the UK housing market, it remains low relative to historical levels at 0.97%. Our other secured lending portfolios are operating as expected, and are being managed to reduce exposure.

In response to the worsening economic environment in Spain, we have tightened lending criteria and increased collections activities. In the Home Finance portfolio, which comprises the large majority of retail balances, the average LTV on new business written in the first half of the year was 64% and we estimate the average current LTV on our mortgage stock to be 45%.

While delinquency in US credit cards has been affected by the weakening economy, credit actions taken towards the end of 2007 have raised new customer quality and improved recent vintage performance.
In Absa, credit conditions remain challenging, given the prolonged series of interest rate rises and inflationary pressures. The arrears rates for recent vintages of the cards portfolio have improved after the introduction of tighter controls during the past year. Delinquency in the secured portfolios has risen as the economy continues to weaken. In order to stabilise delinquency rates, underwriting criteria have been significantly tightened and collections investment increased. The average mark to market LTV on our mortgage stock stood at 44%.
As we enter the second half of the year, the principal uncertainties relating to the performance of the retail portfolios are:

—	The impact of global inflationary pressure on household disposable income and the ability of consumers to service debt

—	The possibility of rises in unemployment and a marked slowdown in the UK, US, Spanish and South African economies

—	The impact of further, sustained falls in house prices in the UK, Spain and South Africa

—	The reduced availability of credit in mortgage markets, leading to further declines in property values

Risk Management

The second half outlook for the South African and Spanish retail credit environments is expected to be challenging with macroeconomic indicators suggesting further weakening. The US portfolio will also be affected by a more difficult environment. While we expect the less favourable economic environment in the UK to continue in the second half of the year, the credit market dislocation has constrained the competitive position of some other financial institutions and Barclays is well-positioned to continue to provide financing to customers.

Market Risk

Volatility across financial markets increased due to the continuation of the credit market dislocation, high global inflation brought on by higher commodity prices, especially oil, and recessionary concerns for the western economies.
Against this background, Barclays Capital's market risk exposure, as measured by average total Daily Value at Risk (DVaR), increased 30% to £58m compared with the second half of 2007 and increased 48% compared with the first half. This was mainly due to increases in interest rate positions and higher market volatility within the credit spread and interest rate DVaR. Average daily trading revenue of £26m was 29% higher than the second half of 2007, in line with the increase in DVaR.

As we enter the second half of the year, the principal uncertainties which may impact our market risk relate to volatility in interest rates, commodities, credit spreads, equity prices and foreign exchange rates. Some of these markets are also experiencing periods of reduced liquidity, creating the potential for significant price adjustments and instability in the historical correlation across risk factors.

Liquidity Risk

Despite a continued lack of term liquidity relative to overall demand, and constrained securitisation and covered bond markets, the Group’s liquidity position has remained strong and stable and we have improved the overall term of our wholesale liabilities due to the diverse range of funding sources in terms of geography, currency and counterparty. Retail and commercial deposits continue to grow. In the UK and Europe, the Group continues to be able to fund its retail and commercial assets without recourse to wholesale markets. Given our limited reliance on securitisation as a source of funding, we do not regard uncertainty over the securitisation markets as likely to impact our liquidity risk profile in the second half of the year.

Legal Risk and Regulatory Compliance Risk

These risks affect the Group through the extensive range of legal obligations, regulations and codes in force in the territories in which the Group operates. The principal uncertainties regarding these risks are further discussed on pages 28 to 30.

Risk Management

Barclays Capital Credit Market Exposures

Barclays Capital’s credit market exposures resulted in net losses of £1,979m in the first half of 2008, due to continuing dislocation in the credit markets. The net losses, which included £1,108m in impairment charges, comprised; £875m against ABS CDO Super Senior exposures; and £1,956m against other credit market exposures; partially offset by gains of £852m from the general widening of credit spreads on issued notes measured at fair value through the profit and loss account.
The credit market dislocation resulted in losses in the following categories:

	Pro-forma [1]	Net Exposures
	As at 30.06.08	As at 31.12.07	As at 30.06.07
	£m	£m	£m
ABS CDO Super Senior	3,229	4,671	7,432

Other US sub-prime
– Other US sub-prime	3,258	5,037	6,046
– Whole loan sales post period end	(828)	-	-
Net Other US sub-prime	2,430	5,037	6,046

Alt-A	3,510	4,916	3,760

Monoline insurers	2,584	1,335	140

SIVs and SIV-Lites	429	784	1,617

Commercial mortgages	10,988	12,399	8,282

Leveraged finance
– Net lending and commitments	7,326	7,368	7,317
– Contingent repayment	(2,306)	-	-
Net Leveraged finance	5,020	7,368	7,317

1 The above table includes net exposures as at 30th June 2008 less reductions to US sub-prime and leveraged finance totalling £3,134m that are expected to complete in the second half of 2008.

Statement of Directors’ Responsibilities

The Directors confirm to the best of their knowledge that the condensed consolidated interim financial statements set out on pages 13 to 41 have been prepared in accordance with International Accounting Standards 34, ‘Interim Financial Reporting’, as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by Disclosure and Transparency Rules 4.2.7 and 4.2.8 namely:

—

an indication of important events that have occurred during the six months ended 30th June 2008 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

—	material related-party transactions in the six months ended 30th June 2008 and any material changes in the related party transactions described in the last annual report.

On behalf of the Board

John Varley Group Chief Executive	Chris Lucas Group Finance Director

Independent Auditors’ Review Report

Independent Review Report to Barclays Bank PLC

Introduction

We have been engaged by Barclays Bank PLC to review the condensed consolidated interim financial statements in the interim results announcement for the six months ended 30th June 2008, which comprises the consolidated interim income statement, consolidated interim balance sheet, condensed consolidated interim statement of recognised income and expense, condensed consolidated interim cash flow statement and related notes. We have read the other information contained in the interim results announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

Directors’ Responsibilities

The interim results announcement is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim results announcement in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.
As disclosed in section ‘Accounting Policies’, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated interim financial statements included in this interim results announcement have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the company a conclusion on the condensed consolidated interim financial statements in the interim results announcement based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independent Auditors’ Review Report

Independent Review Report to Barclays Bank PLC (continued)

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements in the interim results announcement for the six months ended 30th June 2008 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants

London, United Kingdom
7 August 2008

Notes:

a)     The maintenance and integrity of the Barclays website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website, and

b)     Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Accounting Policies

Basis of Preparation

The condensed consolidated interim financial statements for the half year ended 30th June 2008 on pages 13 to 41 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, ‘Interim financial reporting’ as published by the International Accounting Standards Board (IASB). They are also in accordance with IAS 34 as adopted by the European Union. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31st December 2007, which have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) as published by the IASB. The annual financial statements are also prepared in accordance with IFRS as published by the IASB and IFRIC interpretations as adopted by the European Union.

The accounting policies adopted are consistent with those of the accounting policies described in the 2007 Annual report, except IFRS 8 ‘Operating Segments’ has been adopted as at 1st January 2008. The standard was issued in November 2006 and excluding early adoption would first be required to be applied to the Group’s accounting period beginning on 1st January 2009. The standard replaces IAS 14 ‘Segmental Reporting’ and aligns operating segmental reporting with segments reported to senior management as well as requiring amendments and additions to the existing segmental reporting disclosures. The standard does not change the recognition, measurement or disclosure of specific transactions in the condensed consolidated interim financial statements but has impacted the segmental reporting as set out in note 19 on page 36.

Consolidated Interim Income Statement (Unaudited)

Continuing Operations		Half Year Ended
		30.06.08	30.06.07
	Notes	£m	£m
Interest income		13,356	12,037
Interest expense		(8,195)	(7,450)
Net interest income		5,161	4,587
Fee and commission income		4,463	4,292
Fee and commission expense		(548)	(480)
Net fee and commission income		3,915	3,812
Net trading income		1,782	2,810
Net investment income		345	396
Principal transactions	1	2,127	3,206

Net premiums from insurance contracts		568	442
Other income		203	130
Total income		11,974	12,177
Net claims and benefits incurred on insurance contracts		(101)	(248)
Total income net of insurance claims		11,873	11,929
Impairment charges and other credit provisions	2	(2,448)	(959)
Net income		9,425	10,970

Staff costs		(3,888)	(4,581)
Administration and general expenses		(2,408)	(1,952)
Depreciation of property, plant and equipment		(274)	(227)
Amortisation of intangible assets		(94)	(87)
Operating expenses	3	(6,664)	(6,847)

Share of post-tax results of associates and joint ventures		23	-
Profit on disposal of subsidiaries, associates and joint ventures		-	5
Profit before tax		2,784	4,128
Tax	4	(620)	(1,158)
Profit after tax		2,164	2,970

Attributable To
Minority interests		196	167
Equity holders of the parent		1,968	2,803
		2,164	2,970

The notes on pages 19 to 41 form an integral part of this condensed consolidated interim financial information.

Consolidated Interim Balance Sheet (Unaudited)

Assets		As at 30.06.08	As at 31.12.07
	Notes	£m	£m
Cash and balances at central banks		6,432	5,801
Items in the course of collection from other banks		2,478	1,836
Trading portfolio assets		177,630	193,726
Financial assets designated at fair value:
– held on own account		46,697	56,629
– held in respect of linked liabilities to customers under investment contracts		79,486	90,851
Derivative financial instruments		400,009	248,088
Loans and advances to banks	5	54,514	40,120
Loans and advances to customers	6	395,467	345,398
Available for sale financial investments		42,858	43,256
Reverse repurchase agreements and cash collateral on securities borrowed		139,955	183,075
Other assets		6,015	5,153
Current tax assets		808	518
Investments in associates and joint ventures		316	377
Goodwill		6,932	7,014
Intangible assets		1,200	1,282
Property, plant and equipment		2,991	2,996
Deferred tax assets		1,964	1,463
Total assets		1,365,752	1,227,583

The notes on pages 19 to 41 form an integral part of this condensed consolidated interim financial information.

Consolidated Interim Balance Sheet (Unaudited)

Liabilities		As at 30.06.08	As at 31.12.07
	Notes	£m	£m
Deposits from banks		89,944	90,546
Items in the course of collection due to other banks		2,791	1,792
Customer accounts		319,547	295,849
Trading portfolio liabilities		56,067	65,402
Financial liabilities designated at fair value		86,162	74,489
Liabilities to customers under investment contracts		80,949	92,639
Derivative financial instruments		396,357	248,288
Debt securities in issue		115,739	120,228
Repurchase agreements and cash collateral on securities lent		146,895	169,429
Other liabilities		8,998	10,514
Current tax liabilities		1,532	1,311
Insurance contract liabilities, including unit-linked liabilities		3,679	3,903
Subordinated liabilities	8	21,583	18,150
Deferred tax liabilities		655	855
Provisions		624	830
Retirement benefit liabilities	9	1,603	1,537
Total liabilities		1,333,125	1,195,762

Shareholders' Equity
Called up share capital	10	2,397	2,382
Share premium account	10	12,063	10,751
Available for sale reserve		(462)	111
Cash flow hedging reserve		(419)	26
Other shareholders’ funds		2,849	2,687
Translation reserve		(427)	(307)
Retained earnings		14,800	14,222
Shareholders' equity excluding minority interests		30,801	29,872
Minority interests		1,826	1,949
Total shareholders' equity		32,627	31,821

Total liabilities and shareholders' equity		1,365,752	1,227,583

The notes on pages 19 to 41 form an integral part of this condensed consolidated interim financial information.

Condensed Consolidated Interim Statement of Recognised Income and Expense (Unaudited)

	Half Year Ended
	30.06.08	30.06.07
Consolidated Statement of Recognised Income and Expense	£m	£m
Net movements in available for sale reserve	(716)	63
Net movements in cash flow hedging reserve	(573)	(280)
Net movements in currency translation reserve	(500)	(48)
Tax	381	37
Other movements	22	23
Amounts included directly in equity	(1,386)	(205)
Profit after tax	2,164	2,970
Total recognised income and expense	778	2,765

Attributable To
Minority interests	(45)	110
Equity holders of the parent	823	2,655
	778	2,765

A detailed analysis of the Statement of Recognised Income and Expense is provided in note 11.

The notes on pages 19 to 41 form an integral part of this condensed consolidated interim financial information.

Condensed Consolidated Interim Cash Flow Statement (Unaudited)

	Half Year Ended
	30.06.08	31.12.07
Reconciliation of Profit Before Tax to Net Cash Flows From Operating Activities	£m	£m
Profit before tax	2,784	2,979
Adjustment for non-cash items	(170)	1,124
Changes in operating assets and liabilities	1,584	(16,612)
Tax paid	(986)	(623)
Net cash from operating activities	3,212	(13,132)
Net cash from investing activities	812	6,026
Net cash from financing activities	3,346	2,757
Effects of exchange rate on cash and cash equivalents	(407)	(458)
Net increase/(decrease) in cash and cash equivalents	6,963	(4,807)
Cash and cash equivalents at beginning of period	33,078	37,885
Cash and cash equivalents at end of period	40,041	33,078

The notes on pages 19 to 41 form an integral part of this condensed consolidated interim financial information.

Notes to the Condensed Consolidated Interim Financial Statements

1.     Principal Transactions

	Half Year Ended
	30.06.08	30.06.07
	£m	£m
Rates related business	2,778	2,001
Credit related business	(996)	809
Net trading income	1,782	2,810

Net gain from disposal of available for sale assets	119	159
Dividend income	5	18
Net gain from financial instruments designated at fair value	125	102
Other investment income	96	117
Net investment income	345	396

Principal transactions	2,127	3,206

2.     Impairment Charges and Other Credit Provisions

	Half Year Ended
	30.06.08	30.06.07
	£m	£m
Impairment charges on loans and advances	1,933	963
Charges/(release) in respect of undrawn facilities and guarantees	328	(4)
Impairment charges on loans and advances and other credit provisions	2,261	959
Impairment charges on reverse repurchase agreements	103	-
Impairment charges on available for sale assets	84	-
Impairment charges and other credit provisions	2,448	959

Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures included above:

	Half Year Ended
	30.06.08	30.06.07
	£m	£m
Impairment charges on loans and advances	663	-
Charges in respect of undrawn facilities	322	-
Impairment charges on loans and advances and other credit provisions on ABS CDO Super Senior and other credit market exposures	985	-
Impairment charges on reverse repurchase agreements	53	-
Impairment charges on available for sale assets	70	-
Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures	1,108	-

Notes to the Condensed Consolidated Interim Financial Statements

3.     Operating Expenses

	Half Year Ended
	30.06.08	30.06.07
	£m	£m
Staff costs	3,888	4,581
Administrative expenses	2,353	1,893
Depreciation	274	227
Impairment loss - property and equipment and intangible assets	30	2
Operating lease rentals	234	204
Gain on property disposals	(120)	(147)
Amortisation of intangible assets	94	87
Gain on acquisition	(89)	-
Operating expenses	6,664	6,847

4.     Tax

The tax charge for the period is based upon a UK corporation tax rate of 28.5% for the calendar year 2008 (2007: 30%). The effective rate of tax for the first half of 2008, based on profit before tax, was 22% (2007: 28%). The effective tax rate differs from 28.5% primarily due to the different tax rates which are applied to the profits earned outside the UK, disallowable expenditure, non-taxable gains and income, and the release of prior year tax provisions and a deferred tax liability no longer required. The effective tax rate for this interim period is lower than the 2007 full year and anticipated 2008 full year rate principally because of the release of prior year tax provisions and a deferred tax liability no longer required.

5.     Loans and Advances to Banks

	As at 30.06.08	As at 31.12.07
By Geographical Area	£m	£m
United Kingdom	9,840	5,518
Other European Union	16,175	11,102
United States	16,346	13,443
Africa	3,409	2,581
Rest of the World	8,749	7,479
	54,519	40,123
Less: Allowance for impairment	(5)	(3)
Total loans and advances to banks	54,514	40,120

Notes to the Condensed Consolidated Interim Financial Statements

6.     Loans and Advances to Customers

	As at 30.06.08	As at 31.12.07
	£m	£m
Retail business	175,397	164,062
Wholesale and corporate business	224,941	185,105
	400,338	349,167
Less: Allowances for impairment	(4,871)	(3,769)
Total loans and advances to customers	395,467	345,398

By Geographical Area
United Kingdom	211,132	190,347
Other European Union	72,519	56,533
United States	50,444	40,300
Africa	37,991	39,167
Rest of the World	28,252	22,820
	400,338	349,167
Less: Allowance for impairment	(4,871)	(3,769)
Total loans and advances to customers	395,467	345,398

By Industry
Financial institutions	96,829	71,160
Agriculture, forestry and fishing	3,332	3,319
Manufacturing	20,509	16,974
Construction	6,388	5,423
Property	18,754	17,018
Government	3,053	2,036
Energy and water	10,602	8,632
Wholesale and retail distribution and leisure	19,233	17,768
Transport	6,736	6,258
Postal and communication	7,414	5,404
Business and other services	29,660	30,363
Home loans	120,971	112,087
Other personal	46,301	41,535
Finance lease receivables	10,556	11,190
	400,338	349,167
Less: Allowance for impairment	(4,871)	(3,769)
Total loans and advances to customers	395,467	345,398

Notes to the Condensed Consolidated Interim Financial Statements

7.     Allowance for Impairment on Loans and Advances

	As at 30.06.08	As at 31.12.07	As at 30.06.07
	£m	£m	£m
At beginning of period	3,772	3,277	3,335
Acquisitions and disposals	97	2	(75)
Exchange and other adjustments	(26)	59	(6)
Unwind of discount	(63)	(60)	(53)
Amounts written off	(911)	(952)	(1,011)
Recoveries	74	103	124
Amounts charged against profit	1,933	1,343	963
At end of period	4,876	3,772	3,277

	As at 30.06.08	As at 31.12.07	As at 30.06.07
Allowance	£m	£m	£m
United Kingdom	2,785	2,526	2,396
Other European Union	449	344	334
United States	1,007	356	72
Africa	552	514	452
Rest of the World	83	32	23
At end of period	4,876	3,772	3,277

Notes to the Condensed Consolidated Interim Financial Statements

8.     Subordinated Liabilities

	Half Year Ended
Dated	30.06.08	31.12.07
	£m	£m
Opening balance	11,519	9,371
Issuances	1,606	1,606
Redemptions	(195)	(11)
Other	325	553
Closing balance	13,255	11,519

Issuances
6.05% Fixed Rate Subordinated Notes 2017 (US$2.25bn)	-	1,098
Fixed/Floating Rate Callable Subordinated Floating Rate Notes 2023	-	500
Floating Rate Subordinated Notes 2014 (KES 1,000m)	-	8
6% Fixed Rate Subordinated Notes due 2018 (€1.75bn)	1,303	-
CMS-Linked Subordinated Notes due 2018 (€100m)	75	-
CMS-Linked Subordinated Notes due 2018 (€135m)	105	-
Subordinated Unsecured Fixed Rate Capital Notes 2015 (BWP 90m)	8	-
Subordinated Callable Notes 2018 (ZAR 1,525m)	115	-
	1,606	1,606

Redemptions
Subordinated Floating Rate Notes 2011 (€30m)	-	(11)
5.5% Subordinated Notes 2013 (DM 500m)	(195)	-
	(195)	(11)

	Half Year Ended
Undated	30.06.08	31.12.07
	£m	£m
Opening balance	6,631	5,696
Issuances	2,010	618
Redemptions	(300)	-
Other	(13)	317
Closing balance	8,328	6,631

Issuances
7.434% Step-up Callable Perpetual Reserve Capital Instruments (US$1.25bn)	-	618
8.25% Undated Subordinated Notes	1,000	-
7.7% Undated Subordinated Notes (US$2bn)	1,010	-
	2,010	618

Redemptions
9.875% Undated Subordinated Notes	(300)	-
	(300)	-

Notes to the Condensed Consolidated Interim Financial Statements

9.     Retirement benefit liabilities

The Group's IAS 19 pension surplus across all schemes as at 30th June 2008 was £141m (31st December 2007: £393m; 30th June 2007: £540m). There are net recognised liabilities of £1,567m (31st December 2007: £1,501m; 30th June 2007: £1,804m) and unrecognised actuarial gains of £1,708m (31st December 2007: £1,894m; 30th June 2007: £2,344m). The net recognised liabilities comprised retirement benefit liabilities of £1,603m (31st December 2007: £1,537m; 30th June 2007: £1,840m) and assets of £36m (31st December 2007: £36m; 30th June 2007: £36m).
The Group's IAS 19 pension surplus in respect of the main UK scheme as at 30th June 2008 was £439m (31st December 2007: £668m; 30th June 2007: £867m). This change primarily reflects lower investment returns over the period, following general market movements, which led to a fall in the market value of the scheme assets. This was partially offset by an increase in the real discount rate used to value the scheme liabilities, reflecting an increase in AA corporate bond yields which resulted in a higher discount rate of 6.70% (31st December 2007: 5.82%; 30th June 2007: 5.82%).

Notes to the Condensed Consolidated Interim Financial Statements

10.     Share Capital and Share Premium

	30.06.08	31.12.07
Called Up Share Capital, Allotted and Fully Paid	£m	£m
At beginning of period	2,336	2,329
Issued for cash	2	7
At end of period	2,338	2,336

Called up Preference Share Capital, Allotted and Fully Paid
At beginning of period	46	34
Issued for cash	13	12
At end of period	59	46

Called up share capital	2,397	2,382

Share Premium
At beginning of period	10,751	9,452
Ordinary shares issued for cash	16	104
Preference shares issued for cash	1,296	1,195
At end of period	12,063	10,751

Ordinary Shares

The issued ordinary share capital of Barclays Bank PLC at 30th June 2008 comprised 2,338 million (31st December 2007: 2,336 million) ordinary shares of £1 each.
The whole of the issued ordinary share capital of Barclays Bank PLC at 30th June 2008 is beneficially owned by Barclays PLC.

Preference Shares

The issued preference share capital of Barclays Bank PLC at 30th June 2008 comprised £59m (31st December 2007: £46m) of preference shares of the following denominations:

	30.06.08	31.12.07
	‘000	‘000
Issued and fully paid shares of £1 each	1	1
Issued and fully paid shares of £100 each	75	75
Issued and fully paid shares of US$0.25 each	237,000	131,000
Issued and fully paid shares of US$100 each	100	100
Issued and fully paid shares of €100 each	240	240

Notes to the Condensed Consolidated Interim Financial Statements

11.     Statement of Recognised Income and Expense

	30.06.08	30.06.07
Available for Sale Reserve	£m	£m
- Net (losses)/gains from changes in fair value	(685)	168
- Losses transferred to net profit due to impairment	84	-
- Net gains transferred to net profit on disposal	(120)	(161)
- Net losses transferred to net profit due to fair value hedging	5	56
Net movements in available for sale reserve	(716)	63

Cash Flow Hedging Reserve
- Net losses from changes in fair value	(638)	(420)
- Net losses transferred to net profit	65	140
Net movements in cash flow hedging reserve	(573)	(280)

Net movements in currency translation reserve	(500)	(48)
Tax	381	37
Other movements	22	23
Amounts included directly in equity	(1,386)	(205)
Profit after tax	2,164	2,970
Total recognised income and expense	778	2,765

The consolidated statement of recognised income and expense reflects all items of income and expense for the period, including items taken directly to equity. Movements in individual reserves are shown including amounts which relate to minority interests; the impact of such amounts is then reflected in the amount attributable to such interests. Movements in individual reserves are also shown on a pre-tax basis with any related tax recorded on the separate tax line.
The available for sale reserve reflects gains or losses arising from the change in fair value of available for sale financial assets until disposal. The exceptions to reflect fair value movements through the income statement are impairment losses, gains or losses transferred to the income statement due to fair value hedge accounting and foreign exchange gains or losses on monetary items such as debt securities. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to the income statement. The loss of £685m (2007: gain of £168m) from changes in fair value reflects the downturn across the US sub-prime market and increases in European and Japanese interest rates. The decrease in net gains transferred to net profit is primarily due to the lower levels of disposals.
Cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The fair value gain or loss associated with the effective portion of the hedge is initially recognised in shareholders’ equity, and recycled to the income statement in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognised in the income statement immediately. The current period movement in the cash flow hedge reserve relates to a reduction in the fair value of interest rate swaps used in cash flow hedging due to increases in interest rates.
Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the currency translation reserve and transferred to the income statement on the disposal of the net investment. The movement in the first half of 2008 primarily reflects the impact of changes in the value of the Rand, Yen, Euro and Swiss Franc against Sterling. These movements reflect both the Group and minority interests in Absa Group Limited, the value of other currency movements on net investments which are hedged on a post-tax basis and net investments which are economically hedged through preference share capital that is not revalued for accounting purposes.

Notes to the Condensed Consolidated Interim Financial Statements

12.     Dividends

	Half Year Ended
	30.06.08	30.06.07
Dividends Paid During the Period	£m	£m
Ordinary shares	1,030	995

Ordinary dividends were paid to enable Barclays PLC to fund its dividend to shareholders.

Preference shares	147	74

Other equity instruments	55	54

13.     Contingent Liabilities and Commitments

	As at 30.06.08	As at 31.12.07
	£m	£m
Acceptances and endorsements	473	365
Guarantees and letters of credit pledged as collateral security	51,439	35,692
Other contingent liabilities	9,804	9,717
Contingent liabilities	61,716	45,774

Documentary credits and other short-term trade related transactions	843	522
Undrawn note issuance and revolving underwriting facilities:
Forward asset purchases and forward deposits placed	204	283
Standby facilities, credit lines and other	209,512	191,834
Commitments	210,559	192,639

Notes to the Condensed Consolidated Interim Financial Statements

14.     Legal Proceedings

Barclays has for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation. On 20th July 2006 Barclays received an Order from the United States District Court for the Southern District of Texas Houston Division which dismissed the claims against Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. in the Newby litigation. On 4th December 2006 the Court stayed Barclays dismissal from the proceedings and allowed the plaintiffs to file a supplemental complaint. On 19th March 2007 the United States Court of Appeals for the Fifth Circuit issued its decision on an appeal by Barclays and two other financial institutions contesting a ruling by the District Court allowing the Newby litigation to proceed as a class action. The Court of Appeals held that because no proper claim against Barclays and the other financial institutions had been alleged by the plaintiffs, the case could not proceed against them. The plaintiffs applied to the United States Supreme Court for a review of this decision. On 22nd January 2008, the United States Supreme Court denied the plaintiffs’ request for review. Following the Supreme Court’s decision, the District Court ordered a further briefing concerning the status of the plaintiffs’ claims. Barclays is seeking the dismissal of the plaintiffs’ claims.
Barclays considers that the Enron related claims against it are without merit and is defending them vigorously. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that they might have upon operating results in any particular financial period.
Barclays has been in negotiations with the staff of the US Securities and Exchange Commission with respect to a settlement of the Commission's investigations of transactions between Barclays and Enron. Barclays does not expect that the amount of any settlement with the Commission would have a significant adverse effect on its financial position or operating results.
Like other UK financial services institutions, Barclays faces numerous County Court claims and complaints by customers who allege that its unauthorised overdraft charges either contravene the Unfair Terms in Consumer Contracts Regulations 1999 ("UTCCR") or are unenforceable penalties or both. In July 2007, by agreement with all parties, the OFT commenced proceedings against seven banks and one building society including Barclays, to resolve the matter by way of a "test case" process (the “test case”). Preliminary issues hearings took place in January / February and July 2008. In relation to the January / February hearing the Judge found in favour of the banks on the issue of the penalty doctrine, and in favour of the OFT on the issue of the applicability of the UTCCR. The OFT is not pursuing an appeal in relation to the penalty doctrine. The banks have been granted permission to appeal the decision in relation to the applicability of the UTCCR. The Court of Appeal proceedings are likely to be heard in the Autumn of 2008 and this will dictate the further course of the action. There are likely to be further hearings and the proceedings may take a significant period of time to conclude. Pending resolution of the test case process, existing and new claims in the County Courts remain stayed, and there is an FSA waiver of the complaints handling process and a standstill of Financial Ombudsman Service decisions. Barclays is defending the test case vigorously. It is not practicable to estimate Barclays possible loss in relation to these matters, nor the effect that they may have upon operating results in any particular financial period.
Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

Notes to the Condensed Consolidated Interim Financial Statements

15.     Competition and Regulatory Matters

The scale of regulatory change remains challenging, arising in part from the implementation of some key European Union (“EU”) directives. Many changes to financial services legislation and regulation have come into force in recent years and further changes will take place in the near future. Concurrently, there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the UK and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and beyond the Group’s control but could have an impact on the Group’s businesses and earnings. In June 2005, an inquiry into retail banking in all of the then 25 Member States was launched by the European Commission’s Directorate General for Competition. The inquiry looked at retail banking in Europe generally. In January 2007, the European Commission announced that the inquiry had identified barriers to competition in certain areas of retail banking, payment cards and payment systems in the EU. The European Commission indicated it will use its powers to address these barriers, and will encourage national competition authorities to enforce European and national competition laws where appropriate. Any action taken by the European Commission and national competition authorities could have an impact on the payment cards and payment systems businesses of the Group and on its retail banking activities in the EU countries in which it operates.
In September 2005, the OFT received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (“PPI”). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006 the OFT announced the outcome of the market study and the OFT referred the PPI market to the UK Competition Commission for an in-depth inquiry in February 2007. The Competition Commission published its provisional findings on 5th June 2008 in which it indicated that there was a lack of competition in the UK PPI market. The commission will now consult on the provisional findings and remedies and intends to publish its final report at the end of 2008. In October 2006, the FSA also published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly. The Group has cooperated fully with these investigations and will continue to do so.
The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT’s investigation in the Visa interchange case is at an earlier stage and a second MasterCard interchange case is ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on the Group’s business in this sector. In February 2007 the OFT announced that it was expanding its investigation into interchange rates to include debit cards.
In April 2007, the UK consumer interest association known as Which? submitted a super-complaint to the OFT pursuant to the Enterprise Act 2000. The super-complaint criticises the various ways in which credit card companies calculate interest charges on credit card accounts. In June 2007, the OFT announced a new programme of work with the credit card industry and consumer bodies in order to make the costs of credit cards easier for consumers to understand. This OFT decision follows the receipt by the OFT of the super-complaint from Which?. This new work will explore the issues surrounding the costs of credit for credit cards including purchases, cash advances, introductory offers and payment allocation. On 11th February 2008, the OFT announced its recommendations, which include the introduction of an FSA price comparison website, improvements to customer information in summary boxes and the use of standard terminology.

In September 2006, the OFT announced that it had decided to undertake a fact find on the application of its statement on credit card fees to current account unauthorised overdraft fees. The fact find was completed in March 2007. On 29th March 2007, the OFT announced its decision to conduct a formal investigation into the fairness of bank current account charges. The OFT initiated a market study into personal current accounts (“PCAs”) in the UK on 26th April 2007. The study’s focus was PCAs but it also included an examination of other retail banking products, in particular savings accounts, credit cards, personal loans and mortgages in order to take into account the competitive dynamics of UK retail banking. On 16th July 2008, the OFT published its market study report, in which it concluded that certain features of the UK PCA market were not working well for consumers. The OFT reached the provisional view that some form of regulatory intervention is necessary in the UK PCA market. On 16th July 2008 the OFT also announced a consultation to seek views on the findings and possible measures to address the issues raised in its report. Barclays has participated fully in the market study process and will continue to do so. The consultation period closes on 31st October 2008.

Notes to the Condensed Consolidated Interim Financial Statements

15.     Competition and Regulatory Matters (continued)

US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others. HM Treasury regulations similarly require compliance with sanctions adopted by the UK government. The Group has been conducting an internal review of its conduct with respect to US dollar payments involving countries, persons and entities subject to these sanctions and has been reporting to governmental authorities about the results of that review. The Group received inquiries relating to these sanctions and certain US dollar payments processed by its New York branch from the New York County District Attorney’s Office and the US Department of Justice, which along with other authorities, has been reported to be conducting investigations of sanctions compliance by non-US financial institutions. The Group has responded to those inquiries and is cooperating with the regulators, the Department of Justice and the District Attorney’s Office in connection with their investigations of Barclays conduct with respect to sanctions compliance. Barclays has also been keeping the FSA informed of the progress of these investigations and Barclays internal review. Barclays review is ongoing. It is currently not possible to predict the ultimate resolution of the issues covered by Barclays review and the investigations, including the timing and potential financial impact of any resolution, which could be substantial.

16.     Acquisitions and Disposals

Acquisitions

On 31st March 2008, Barclays completed the acquisition of Discover’s UK credit card business, Goldfish, for a cash consideration of £38m (including attributable costs of £3m), for fair value of net assets of £127m, which gave rise to a gain on acquisition of £89m.

On 7th March 2008 Absa acquired, for a consideration of £5m a further 24% of Meeg Bank Limited, bringing Absa’s shareholding up to 74%. Meeg Bank is based in South Africa.

Disposals

On 31st January 2008 Barclays completed the sale of Barclays Global Investors Japan Trust & Banking Co. Ltd, a Japanese trust administration and custody operation.

Notes to the Condensed Consolidated Interim Financial Statements

17.     Related Party Transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group’s pension schemes, as well as other persons.

Subsidiaries

Transactions between Barclays Bank PLC and subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements.

Associates, Joint Ventures and Other Entities

The Group provides banking services to its associates, joint ventures and Group pension funds (principally the UK Retirement Fund), providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies, principally within Barclays Global Investors, also provides investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies and are not individually material.

Key Management Personnel

The Group provides banking services to Directors and other key management personnel and persons connected to them. No related parties transactions have taken place in the first six months of the current financial year that have materially affected the financial position or the performance of the Group during that period; and there were no material changes in the related parties transactions described in the last Annual Report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.

Notes to the Condensed Consolidated Interim Financial Statements

17.     Related Party Transactions (continued)

All of these transactions are conducted on the same terms to third-party transactions and are not individually material.

Amounts included, in aggregate, by category of related party entity are as follows:

Six months ending 30th June 2008	Associates	Joint ventures	Entities under common directorship	Pension funds, unit trusts and investment funds	Total
Income statement	£m	£m	£m	£m	£m
Interest received	-	60	-	-	60
Interest paid	(1)	(22)	-	-	(23)
Fees received for services rendered (including investment management and custody and commissions)	1	9	-	4	14
Fees paid for services provided	(32)	(67)	-	-	(99)
Principal transactions	5	19	(44)	-	(20)

Assets
Loans and advances to banks and customers	129	1,512	67	-	1,708
Derivative transactions	-	4	38	-	42
Other assets	220	124	5	8	357

Liabilities
Deposits from banks	-	-	-	-	-
Customer accounts	-	142	102	11	255
Derivative transactions	-	11	87	-	98
Other liabilities	3	16	-	25	44

The amounts reported in prior periods have been restated to reflect new related parties.

Notes to the Condensed Consolidated Interim Financial Statements

17.     Related Party Transactions (continued)

Six months ending 31st December 2007	Associates	Joint ventures	Entities under common directorship	Pension funds, unit trusts and investment funds	Total
Income statement:	£m	£m	£m	£m	£m
Interest received	4	44	1	-	49
Interest paid	-	(28)	(1)	-	(29)
Fees received for services rendered (including investment management and custody and commissions)	-	26	-	18	44
Fees paid for services provided	(25)	(20)	-	-	(45)
Principal transactions	(24)	47	(10)	-	13

Assets
Loans and advances to banks and customers	142	1,285	40	-	1,467
Derivative transactions	-	4	36	-	40
Other assets	213	106	-	14	333

Liabilities
Deposits from banks	11	-	-	-	11
Customer accounts	-	61	33	12	106
Derivative transactions	-	10	50	-	60
Other liabilities	4	125	-	-	129

The amounts reported in prior periods have been restated to reflect new related parties.

Notes to the Condensed Consolidated Interim Financial Statements

17.     Related Party Transactions (continued)

Six months ending 30th June 2007	Associates	Joint ventures	Entities under common directorship	Pension funds, unit trusts and investment funds	Total
Income statement	£m	£m	£m	£m	£m
Interest received	1	44	-	-	45
Interest paid	(1)	(30)	-	-	(31)
Fees received for services rendered (including investment management and custody and commissions)	1	8	-	8	17
Fees paid for services provided	(27)	(58)	-	-	(85)
Principal transactions	(3)	(2)	(6)	-	(11)

Assets
Loans and advances to banks and customers	629	461	69	-	1,159
Derivative transactions	-	-	-	484	484
Other assets	90	138	-	12	240

Liabilities
Deposits from banks	6	-	-	-	6
Customer accounts	16	10	2	41	69
Derivative transactions	3	-	8	-	11
Other liabilities	6	16	-	-	22

No guarantees, pledges or commitments have been given or received in respect of these transactions for the periods ending 30th June 2008, 31st December 2007 and 30th June 2007.
There are no leasing transactions between related parties for the periods ending 30th June 2008, 31st December 2007 and 30th June 2007.
Derivatives transacted on behalf of the Pensions Funds Units Trusts and Investment Funds amounted to £nil (2007: £484m).
During the period Barclays paid £1m (2007: £2m) charitable donations through the Charities Aid Foundation, a registered charitable organisation, in which a Director of the Company is a Trustee.

The amounts reported in prior periods have been restated to reflect new related parties.

Notes to the Condensed Consolidated Interim Financial Statements

18.     Events Occurring after the Balance Sheet Date

In July 2008 a capital injection of approximately £4.4bn was made by Barclays PLC into Barclays Bank PLC.

On 1st July 2008 Barclays acquired 100% of the shares of the Russian Bank, Expobank, for a consideration of approximately $745m (£373m).
On 8th July 2008 Barclays announced it would close its FirstPlus unit to new business in August 2008.

On 5th August 2008 Barclays announced a sale of Barclays Life Assurance Company Limited to Swiss Reinsurance Company for a consideration of approximately £753m.

Notes to the Condensed Consolidated Interim Financial Statements

19.     Segmental Reporting

The following section analyses the Group's performance by business. For management and reporting purposes, Barclays is organised into the following business groupings:

Global Retail and Commercial Banking

—	UK Retail Banking

—	Barclays Commercial Bank

—	Barclaycard

—	Global Retail and Commercial Banking - Western Europe

—	Global Retail and Commercial Banking - Emerging Markets

—	Global Retail and Commercial Banking - Absa

Investment Banking and Investment Management

—	Barclays Capital

—	Barclays Global Investors

—	Barclays Wealth

Head Office Functions and Other Operations

UK Retail Banking

UK Retail Banking comprises Personal Customers, Home Finance, Local Business, Consumer Lending and Barclays Financial Planning. This cluster of businesses aims to build broader and deeper relationships with its Personal and Local Business customers through providing a wide range of products and financial services. Personal Customers and Home Finance provide access to current account and savings products, Woolwich branded mortgages and general insurance. Consumer Lending provides unsecured loan and protection products and Barclays Financial Planning provides investment advice and products. Local Business provides banking services, including money transmission, to small businesses.

Barclays Commercial Bank

Barclays Commercial Bank provides banking services to organisations with an annual turnover of more than £1m. Customers are served via a network of relationship and industry sector specialists, which provides solutions constructed from a comprehensive suite of banking products, support, expertise and services, including specialist asset financing and leasing facilities. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital, Barclaycard and Barclays Wealth.

Notes to the Condensed Consolidated Interim Financial Statements

19.     Segmental Reporting (continued)

Barclaycard

Barclaycard is a multi-brand credit card and consumer lending business which also processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of Europe's leading credit card businesses and has an increasing presence in the United States.

In the UK, Barclaycard comprises Barclaycard UK Cards, Barclaycard Partnerships (SkyCard, Thomas Cook, Argos and Solution Personal Finance), Barclays Partner Finance and FirstPlus.
Outside the UK, Barclaycard provides credit cards in the United States, Germany, South Africa (through management of the Absa credit card portfolio) and in the Nordic region, where Barclaycard operates through Entercard, a joint venture with Swedbank.
Barclaycard works closely with other parts of the Group, including UK Retail Banking, Barclays Commercial Bank and Global Retail and Commercial Banking - Western Europe and Global Retail and Commercial Banking - Emerging Markets, to leverage their distribution capabilities.

Global Retail and Commercial Banking - Western Europe

GRCB - Western Europe encompasses Barclays Global Retail and Commercial Banking as well as Barclaycard operations in Spain, Italy, Portugal, France and Greece. GRCB - Western Europe serves customers through a variety of distribution channels including more than 980 distribution points and over 880 ATMs. GRCB - Western Europe provides a variety of products including retail mortgages, current and deposit accounts, commercial lending, unsecured lending, credit cards, investments, and insurance serving the needs of Barclays retail, mass affluent, and corporate customers.

Global Retail and Commercial Banking - Emerging Markets

GRCB - Emerging Markets encompasses Barclays Global Retail and Commercial Banking, as well as Barclaycard operations, in 14 countries organised in 6 geographic areas: India and Indian Ocean (India, Mauritius and Seychelles); Middle East and North Africa (UAE and Egypt); East and West Africa (Ghana, Tanzania, Uganda and Kenya); Southern Africa (Botswana, Zambia and Zimbabwe); Russia; and Pakistan (from 23rd July 2008). GRCB - Emerging Markets serves its customers through a network of over 870 branches and sales centres, and more than 890 ATMs. GRCB - Emerging Markets provides a variety of traditional retail and commercial products including retail mortgages, current and deposit accounts, commercial lending, unsecured lending, credit cards, treasury and investments. In addition to this, it provides specialist services such as Sharia compliant products and mobile banking.

Global Retail and Commercial Banking – Absa

GRCB - Absa represents Barclays consolidation of Absa, excluding Absa Capital which is included as part of Barclays Capital and Absa Card which is included as part of Barclaycard. Absa Group Limited is one of South Africa's largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. GRCB - Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services. It also offers customised business solutions for commercial and large corporate customers.

Notes to the Condensed Consolidated Interim Financial Statements

19.     Segmental Reporting (continued)

Barclays Capital

Barclays Capital is a leading global investment bank which provides large corporate, institutional and government clients with solutions to their financing and risk management needs.
Barclays Capital services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate, equity and commodity risks, through to providing technical advice and expertise. Activities are organised into three principal areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets, prime services and equity products; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credit, as well as hybrid capital products, asset based finance, mortgage backed securities, credit derivatives, structured capital markets and large asset leasing; and Private Equity. Barclays Capital includes Absa Capital, the investment banking business of Absa. Barclays Capital works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Barclays Global Investors

Barclays Global Investors (BGI) is one of the world's largest asset managers and a leading global provider of investment management products and services.
BGI offers structured investment strategies such as indexing, global asset allocation and risk controlled active products including hedge funds and provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the global leader in assets and products in the exchange traded funds business, with over 335 funds for institutions and individuals trading globally. BGI's investment philosophy is founded on managing all dimensions of performance: a consistent focus on controlling risk, return and cost. BGI collaborates with the other Barclays businesses, particularly Barclays Capital and Barclays Wealth, to develop and market products and leverage capabilities to better serve the client base.

Barclays Wealth

Barclays Wealth serves high net worth, affluent and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services and manages the closed life assurance activities of Barclays and Woolwich in the UK.
Barclays Wealth works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Head Office Functions and Other Operations

Head Office Functions and Other Operations comprises head office and central support functions, businesses in transition and consolidation adjustments.

Head office and central support functions comprises the following areas: Executive Management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets. Consolidation adjustments largely reflect the elimination of inter-segment transactions.

Notes to the Condensed Consolidated Interim Financial Statements

19.     Segmental Reporting (continued)

Group Reporting Changes In 2008

Barclays announced on 22nd July 2008 the impact of certain changes in Group structure and reporting on the 2007 results. There was no impact on the Group income statement or balance sheet.
The businesses previously managed and reported as International Retail and Commercial Banking - excluding Absa are now reported and managed separately as Global Retail and Commercial Banking - Western Europe and Global Retail and Commercial Banking - Emerging Markets going forward.

Barclays Commercial Bank. The Marine Finance business, previously part of Barclaycard, is now managed and reported within Barclays Commercial Bank.

Barclaycard. The Absa credit card portfolio, previously part of International Retail and Commercial Banking - Absa is now managed and reported within Barclaycard. Certain credit card portfolios previously part of Barclaycard are now managed and reported as part of Global Retail and Commercial Banking - Western Europe. The Marine Finance business, previously part of Barclaycard is now managed and reported within Barclays Commercial Bank.

Global Retail and Commercial Banking - Western Europe. Certain credit card portfolios previously part of Barclaycard are now managed and reported as part of Global Retail and Commercial Banking - Western Europe.

International Retail and Commercial Banking - Absa. This business will be known going forward as Global Retail and Commercial Banking - Absa. The Absa credit card portfolio previously part of Global Retail and Commercial Banking – Absa is now managed and reported within Barclaycard.
Certain expenses, assets and staff previously reported within International Retail and Commercial Banking - excluding Absa have been allocated across UK Retail Banking, Barclays Commercial Bank, Barclaycard, Global Retail and Commercial Banking - Western Europe, Global Retail and Commercial Banking - Emerging Markets and Global Retail and Commercial Banking – Absa.
Certain pension assets and liabilities have been reclassified from Head Office and Other Operations to the other businesses in the Group.

UK Banking which previously reflected UK Retail Banking and Barclays Commercial Bank combined is no longer reported as a separate segment.
The structure remains unchanged for Barclays Capital, Barclays Global Investors, Barclays Wealth and Head Office and Other Operations.

Notes to the Condensed Consolidated Interim Financial Statements

19.     Segmental Reporting (continued)

	UK Retail Banking	Barclays Commercial Bank	Barclaycard	GRCB - Western Europe
Six months ending 30th June 2008	£m	£m	£m	£m
Income from external customers, net of insurance claims	2,204	1,316	1,377	643
Inter-segment income	(28)	33	41	(2)
Total income net of insurance claims	2,176	1,349	1,418	641

Business segment performance before tax	690	702	388	115

	UK Retail Banking	Barclays Commercial Bank	Barclaycard	GRCB - Western Europe
Six months ending 30th June 2007	£m	£m	£m	£m
Income from external customers, net of insurance claims	2,167	1,249	1,179	446
Inter-segment income	(46)	8	76	(6)
Total income net of insurance claims	2,121	1,257	1,255	440

Business segment performance before tax	646	706	299	105

Notes to the Condensed Consolidated Interim Financial Statements

19.     Segmental Reporting (continued)

GRCB - Emerging Markets	GRCB - Absa	Barclays Capital	Barclays Global Investors	Barclays Wealth	Head Office Functions and Other Operations	Total
£m	£m	£m	£m	£m	£m	£m
410	1,032	3,288	984	706	(87)	11,873
-	15	123	3	(38)	(147)	-
410	1,047	3,411	987	668	(234)	11,873

52	298	524	265	182	(432)	2,784

GRCB - Emerging Markets	GRCB - Absa	Barclays Capital	Barclays Global Investors	Barclays Wealth	Head Office Functions and Other Operations	Total
£m	£m	£m	£m	£m	£m	£m
221	941	4,066	937	659	64	11,929
-	16	87	6	(24)	(117)	-
221	957	4,153	943	635	(53)	11,929

60	271	1,660	388	173	(180)	4,128

Other Information

General Information

The information in this announcement, which was approved by the Board of Directors on 6th August 2008, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the 'Act'). Statutory accounts for the year ended 31st December 2007, which contained an unqualified audit report under Section 235 of the Act and which did not make any statements under Section 237 of the Act, have been delivered to the Registrar of Companies in accordance with Section 242 of the Act.

Registered Office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000.
Company number: 1026167.

Website

www.barclays.com

Glossary

'Income' refers to total income net of insurance claims, unless otherwise specified.
'Cost:income ratio' is defined as operating expenses compared to total income net of insurance claims.
'Cost:net income ratio' is defined as operating expenses compared to total income net of insurance claims less impairment charges.
'Risk Tendency' is a statistical estimate of the average loss for each loan portfolio for a 12-month period, taking into account the size of the portfolio and its risk characteristics under current economic conditions, and is used to track the change in risk as the portfolio of loans changes over time.
‘Daily Value at Risk (DVaR)’ is an estimate of the potential loss which might arise from unfavourable market movements, if the current positions were to be held unchanged for one business day, measured to a confidence level of 98%.